SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7 (877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

EXPLANATORY NOTE

The 2022 annual general and special meeting of shareholders of Li-Cycle Holdings Corp. (the “Company”) will be held on April 28, 2022. The Annual Meeting of Shareholders of Li-Cycle Holdings Corp. Notice and Access Notification to Shareholders, the Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Li-Cycle Holdings Corp. to be held on April 28, 2022, and the form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Annual Meeting of Shareholders of Li-Cycle Holdings Corp. Notice and Access Notification to Shareholders

99.2	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Li-Cycle Holdings Corp. to be held on April 28, 2022

99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

	By:	/s/ Ajay Kochhar
	Name:	Ajay Kochhar
	Title:	Chief Executive Officer and Director

Date: March 29, 2022